Exhibit 99.1
Moody’s confirms FCA N.V.’s Ba1 ratings; developing Outlook
Moody’s Investors Service communicated today that it has confirmed the “Ba1” Corporate Family Rating on FCA N.V and the “Ba2” ratings on the senior unsecured instruments issued or guaranteed by FCA N.V. The outlook on all ratings is developing.

This rating action concludes a review with direction uncertain that began on March 25, 2020.

London, May 28, 2020

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